

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Dan Bates
Chief Executive Officer
Byzen Digital, Inc.
2711 N Sepulveda Blvd #1051
Manhattan Beach, CA 90266-2725

> **Re: Byzen Digital, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 7, 2021**
> **File No. 024-11501**

Dear Mr. Bates:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Cover Page

1. We note your disclosure that you are offering shares of common stock at a fixed price, but you also provide a price range of between $0.02 to $0.20 per share. Please revise to clarify when the fixed price for the offering will be established.

2. We note your disclosure that you are offering up to 375,000,000 shares and will issue a maximum of 37,500,000 shares if you achieve the maximum offering price of $0.20 per share. This appears to be a range of shares for the volume of securities to be offered based on the price, which is not permitted under Rule 253(b). Please revise to consistently state the maximum number of shares of common stock that you are offering, rather than a number of shares based on the final price or a maximum dollar amount of shares.

3. We note your disclosure that the offering will terminate one year from the date of the offering circular yet you also state on pages 3, 8 and 27 that the offering will expire when

all of the shares are sold or when the company terminates the offering, whichever occurs first. Please revise or advise. Please also revise to disclose on the cover page that you do not intend to place the funds from the offering in an escrow account and the effect on investors. Refer to Item 501(8)(iii) of Regulation S-K for guidance.

Part III - Exhibits, page 58

4.   Please file the form of subscription agreement as an exhibit. See Item 17(4) of Form 1-A.

General

5.   Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(ii) of Regulation A requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a).

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at (202) 551-3812 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David L. Ficksman, Esq.